Exhibit 8.1

Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Subsidiaries	Jurisdiction of incorporation or organization
Zhongjin International Limited	Hong Kong
Erhua Medical Technology Chang Zhou Ltd.	PRC
VIE
Changzhou Zhongjin Medical Equipment Co., Ltd.	PRC
VIE’s Subsidiaries
Changzhou Zhongjin Jing’ao Trading Ltd.	PRC
Zhongjin Medical Equipment (Taizhou) Ltd.	PRC
Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd	PRC